UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2016

W. Crews Lott
Baker & McKenzie LLP
crews.lott@bakermckenzie.com

Re: Pilgrim's Pride Corporation
Incoming letter dated January 15, 2016

Dear Mr. Lott:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to Pilgrim's by Oxfam America Inc. We also have received a letter on the proponent's behalf dated February 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David L. Coombs
Goulston & Storrs PC
dcoombs@goulstonstorrs.com

February 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pilgrim's Pride Corporation
Incoming letter dated January 15, 2016

The proposal requests that the company publish a report describing the company's policies, practices, performance and improvement targets related to occupational health and safety.

There appears to be some basis for your view that Pilgrim's may exclude the proposal under rule 14a-8(i)(7), as relating to Pilgrim's ordinary business operations. In this regard, we note that the proposal relates to workplace safety. Accordingly, we will not recommend enforcement action to the Commission if Pilgrim's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

goulston&storrs
counsellors at law

David L. Coombs
dcoombs@goulstonstorrs.com
(617) 574-3563 (tel)

February 5, 2016

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pilgrim's Pride Corporation
Shareholder Proposal of Oxfam America, Inc.
for Inclusion in the 2016 Proxy Statement
of Pilgrim's Pride Corporation

Ladies & Gentlemen:

We are counsel for Oxfam America, Inc. (the "Proponent") in connection with the Proponent's shareholder proposal (the "Proposal") submitted to Pilgrim's Pride Corporation (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement for its 2016 annual meeting of shareholders. This letter is in response to the letter of W. Crews Lott of Baker & McKenzie LLP, on behalf of the Company, dated January 15, 2016 (the "Company Request Letter"), delivered to your office, in which the Company requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits the Proposal in reliance on Rule 14a-8(i)(7). The full text of the Proposal is enclosed with the Company Request Letter.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), this letter is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(k) and SLB No. 14D, a copy of this letter is being furnished concurrently to the Company by e-mail in accordance with the delivery instructions provided in the Company Request Letter.

Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), we ask that the Staff transmit its response and that the Company transmit any correspondence intended for the Proponent in connection with the Company Request Letter to the undersigned by email at dcoombs@goulstonstorrs.com.

SUMMARY

The Company contends that the Proposal relates to the Company's ordinary business operations and may be excluded in reliance on Rule 14a-8(i)(7). In particular, the Company attempts to characterize the Proposal as both (i) not being focused on a significant policy issue and (ii) seeking to micro-manage the Company's ordinary business operations. For the reasons discussed below, we disagree with the Company's analysis and its characterization of the Proposal, and we respectfully request that the Staff reject the Company's request for a no-action letter concerning the Proposal.

ANALYSIS

The Proposal Focuses on a Significant Social Policy Issue

The Commission has stated that proposals focusing on a significant policy issue with sufficient nexus to the registrant are not excludable under the Rule 14a-8(i)(7) ordinary business exception "because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Staff Legal Bulletin No. 14H (October 22, 2015) ("SLB No. 14H") (citing Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release")). In such cases, a proposal will not be excludable "as long as a sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB No. 14E"). SLB No. 14H confirmed the analytical framework for considering requests to exclude shareholder proposals under the ordinary business exception as originally announced in SLB No. 14E.

SLB No. 14E signaled an expansion in the Staff's interpretation of significant social policy issues, in which the Staff remarked that its previously applied analytical framework "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues" and advised that "as most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end." While not dispositive of the issues presented here, we find it instructive that the Company Request Letter does not mention either SLB No. 14H or SLB No. 14E, and the majority of the no-action letters cited for support in the Company Request Letter pre-date the publication of SLB No. 14E.

The Company does not dispute that worker occupational health and safety is a significant policy issue, nor does the Company dispute that the Proposal raises this issue. Rather, the Company seeks to characterize the Proposal as not being "socially driven" and as being focused instead on "financial risk" and "potential costs to the Company of occupational health and safety risks existing in its operations." See Company Request Letter, pp. 5-6. The Company appears to reach this conclusion through the exercise of selective quotation from the Proposal, conveniently omitting from its analysis the majority of the text of the Proposal and ignoring the Proposal's import and primary focus on worker occupational health and safety. For example, the Company neglects to recite the Proposal's stated goal to "strengthen [the Company's] ability to improve its employees' working conditions." The Company also seems to ignore the Proposal's lead paragraph, which we reproduce below (emphasis added):

> "Despite technology advances, the American poultry industry relies on roughly 250,000 workers to process 8.5 billion chickens annually. Yet, research demonstrates that poultry workers suffer elevated rates of injury and illness and face obstacles to reporting workplace safety violations. The Department of Labor reports that poultry workers suffer injuries and illnesses rates at five times, and carpal tunnel syndrome at seven times, the national average. <u>Occupational health and safety (OHS), and the need for sustainable improvements, are significant social policy issues.</u>"

The Proposal highlights the Company's poor track record in the area of worker occupational health and safety, noting that the Company was "recently named to OHSA's *[sic]* Severe Violator Enforcement Program for repeated or willful OHS violations, and has been fined more than $300,000 in the last four years for OHS violations." The Proposal goes on to suggest that, due to the Company's significant U.S. market share, the Company has the potential to "lead the industry" in making improvements in worker occupational health and safety. Through these and other statements, the Proposal establishes a clear nexus between the Proposal, with its significant policy issue focus, and the Company.

The Company contends that, because the Proposal also discusses the derivative consequences of failing to address and to make sustainable improvements in worker occupational health and safety (including "worker absenteeism, turnover and performance" and "substantial regulatory, legal, reputational and financial risks"), the Proposal's significant policy issue focus is negated and the Proposal is to be viewed as involving an evaluation of risk that pertains to the Company's legal compliance programs and other ordinary business operations. To the contrary, the Staff has indicated that a shareholder proposal focused on a significant policy issue need not refrain from also discussing related financial risks and other consequences. In *American Eagle Outfitters* (Mar. 20, 2001), the shareholder proposal at issue argued, among other things, that the registrant should adopt a code of conduct embodying the International Labor Organization's core principles because human rights violations "can lead to negative publicity, public protests and a loss of consumer confidence, which can have a negative impact on shareholder value." Notwithstanding the proposal's inclusion of secondary consequences, the Staff determined that the proposal was focused on a significant policy issue and not excludable.

The Proposal Does Not Seek to Micro-Manage the Company's Ordinary Business Operations

The Company contends that the Proposal seeks to "micro-manage" the Company to such a degree as to conclude that it relates to the ordinary business of the Company. In support of its argument, the Company points to the language of the Proposal, which requests a report "describing the company's present policies, practices, performance, and improvement targets related to OHS" and including "employee injury causes and rates, incidents of non-compliance with safety and labor laws, remedial actions taken and measures contributing to long-term mitigation and improvements." The Company contends that the list of topics to be included in the report is so detailed as to leave "no room for the Company's board of directors to exercise its discretion" and cites *Ford Motor Co.* (Mar. 2, 2004) and *General Electric Co.* (Jan. 25, 2012, recon. Denied Apr. 16, 2012) for support. The proposals in *Ford Motor Co.* and *General Electric Co.* can be easily distinguished from the present Proposal based on the highly specific elements of the former proposals. The present Proposal's enumeration of topic areas leaves ample room for the Company's board of directors to use its judgment and discretion to determine the precise scope of disclosure to be included in those topic areas, as well as to include other topic areas relevant to the policy issue. In addition, the Proposal makes clear, as the Company neglects to include in its analysis, that the shareholders do not seek to dictate details over the construction of the report and the conduct of the related review, stating that the report should be "released at reasonable cost, omitting proprietary information and other information protected by privacy and other laws, and using a phased, tiered or other reasonable approach."

The Proposal does not seek to impose any specific conditions on how the Company chooses to operate its business, manage its workforce or conduct its legal compliance programs. In this respect, it can be distinguished from the more burdensome or probing shareholder proposals that were the subject of a number of the no-action letters cited in the Company Request Letter, including *JPMorgan Chase & Co.* (Mar. 13, 2014), *Raytheon Co.* (Mar. 25, 2013), *Mattel Inc.* (Feb. 10, 2012), and *PetSmart, Inc.* (Mar. 24, 2011).

CONCLUSION

In accordance with Rule 14a-8(g) and Staff Legal Bulletin No. 14 (July 13, 2001), the Company has the burden of demonstrating that it is entitled to exclude the Proposal. The Company has not met its burden.

Both the Staff's prior no-action decisions and its current analytical framework for considering requests to exclude shareholder proposals under Rule 14a-8(i)(7) as originally announced in SLB No. 14E (and as confirmed in SLB No. 14H) support the conclusion that the Proposal is not excludable under Rule 14a-8(i)(7). The Proposal clearly focuses on (and does not merely "touch on," as the Company would suggest) the significant social policy and human rights issue of worker occupational health and safety. The Company's poor track record in this area and significant potential (through its market share) to drive improvements, as highlighted in the Proposal, establish a clear nexus between the nature of the Proposal and the Company. Far from seeking to micro-manage the Company's ordinary business operations, the Proposal requests a report on the Company's practices and performance concerning this important social policy, affords the Company's board of directors wide latitude in constructing the report and conducting the related review, and does not seek to impose any specific conditions on how the Company chooses to operate its business, manage its workforce or conduct its legal compliance programs.

Based upon the analysis set forth above, we respectfully request that the Staff reject the Company's request for a no-action letter concerning the Proposal.

If you have any questions or require additional information, please do not hesitate to contact me at (617) 574-3563 or by email at dcoombs@goulstonstorrs.com.

Sincerely,

David L. Coombs

cc: W. Crews Lott, Baker & McKenzie LLP (on behalf of Pilgrim's Pride Corporation)
Robert K. Silverman, Oxfam America

BAKER & McKENZIE

Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

January 15, 2016

VIA E-MAIL (shareholderproposls@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re: Pilgrim's Pride Corporation
Shareholder Proposal of Oxfam America Inc.
for Inclusion in the 2016 Proxy Statement
of Pilgrim's Pride Corporation

Dear Ladies and Gentlemen:

Pilgrim's Pride Corporation, a Delaware corporation (the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(7), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Proxy Materials").

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), (i) a copy of this letter and its exhibits is being sent to the Proponent and (ii) the Company has filed this letter with the Commission no later than 80 calendar days before it intends to file the definitive 2016 Proxy Materials with the Commission. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to the undersigned via email at crews.lott@bakermckenzie.com.

THE PROPOSAL

On November 20, 2015, the Company received a letter from Robert K. Silverman of Oxfam America Inc., on behalf of the Proponent, submitting the Proposal for inclusion in the Company's 2016 Proxy Materials. Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A. The Proposal reads as follows:

> "RESOLVED, Shareholders request that the Board of Directors cause Pilgrim's to publish, by November 1, 2016 and annually thereafter, a report describing the company's present policies, practices, performance, and improvement targets related to [Occupational Health and Safety] (OHS). Among other disclosures, the report should include employee injury causes and rates, incidents of non-compliance with safety and labor laws, remedial actions taken and measures contributing to long-term mitigation and improvements. The report should be publicly released at reasonable cost, omitting proprietary information and other information protected by privacy and other laws, and using a phased, tiered or other reasonable approach."

BASES FOR EXCLUDING THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

The Proposal May Be Excluded Under Rule 14a-8(I)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id*. at 86,017-18 (footnote omitted).

The Proposal requests that the Company report on "the [C]ompany's present policies, practices, performance, and improvement targets related to OHS," or occupational health and safety ("OHS"), and further indicates that several specific topics must be addressed by the requested report. Although the Proposal relates to the creation of a report, the Commission has long held that such proposals are evaluated by the Staff by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). See Commission Release No. 34-20091 (Aug. 16, 1983). In this regard, the focus of the

Proposal is broad and necessarily encompasses a number of "ordinary business matters" such as the general conduct of a legal compliance program, adherence to employee safety efforts and policies, and workplace practices. In addition, the Proposal seeks to micro-manage the Company's ordinary business operations. Because these items are a significant portion of the subject matter of the Proposal and are fundamental to managements' ability to run the Company on a day-to-day basis, the Proposal is excludable from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

A. The Proposal Relates to the Company's Safety Efforts in Its Ordinary Business Operations

The Company's policy is to conduct its business in a manner that protects the safety of its employees, customers and communities. Moreover, the Company is committed to continuous efforts to identify and eliminate or manage workplace safety risks associated with its operations. Workplace safety is at the core of the Company's business operations. The design and operation of the Company's production facilities center on workplace safety and efficiency. The Proposal requests a report on the "[C]ompany's present policies, practices, performance, and improvement targets related to OHS." As discussed below, this is a very broad request that implicates every aspect of the Company's workplace safety efforts. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives, including routine matters. For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. Union Pacific argued that the proposal was excludable because the proposal related to the company's day-to-day efforts to safeguard its operations – including not only terrorist attacks, but also earthquakes, floods, counterfeit merchandise and tainted cargo. The Staff's response noted that the proposal was excludable because it included matters relating to Union Pacific's ordinary business operations. This proposal was excludable because Union Pacific's efforts to implement security precautions and protocols were at the core of its business operations. Moreover, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred in the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and stockholder value because "disclosing safety data and claims history" was a matter of the company's ordinary business. Likewise, *in AMR Corp. (Farquhar)* (avail. Apr. 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable because "determining the nature and extent of review of the safety" of AMR's airline operations was a matter of the company's ordinary business. See also *UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the U.S. Air Traffic Control system excludable as ordinary business); *Chevron Corp.* (avail. Feb. 22, 1988) (concurring in the exclusion of a proposal as ordinary business because it related to the protection of the safety of company employees); *Kansas City Southern* (avail. Feb. 24, 2014) (concurring in the exclusion of a proposal as ordinary business because it related to the safety and security initiatives).

The Staff has consistently concluded that reports relating to safety matters are excludable under Rule 14a-8(i)(7). This determination correctly recognizes that matters relating to safety, involve an ongoing analysis of all available operational, financial, business, regulatory and legal information relating to a company's workplace. The conduct of such operations and the review of issues pertaining to safety are matters that require the judgment of experienced management. Such matters are uniquely within the purview of the management of the Company, which has the necessary capability and knowledge to evaluate matters relating to safety. In sum, safety related issues are the essence of a food company's ordinary business operations, particularly as these relate to its employees. As such, the Proposal is excludable under Rule 14a-8(i)(7).

In addition, even if employee safety and the Proposal might implicate certain significant policy issues, its broad requests about "incidents" and "injury causes" also cover non-significant policy issues. In this sense, it is similar to *PetSmart, Inc.* (avail. Mar. 24, 2011). The *PetSmart* proposal requested that the board demand its suppliers to certify they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief and stated, "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Similar to the *PetSmart* proposal, the Proposal's references to "incidents" and "injury causes" include a number of matters that relate to the Company's ordinary business operations. For example, the Proposal's reference to these matters can include everything from employee injury and illness (including matters of simple first-aid) to "obstacles to reporting safety violations." Thus, the Proposal's broad scope renders the Proposal excludable under Rule 14a-8(i)(7) because implementation of measures to prevent the wide variety of incidents and injury causes covered by the Proposal is a central and routine element of the Company's ordinary business.

B. The Proposal Relates to the Conduct of a Legal Compliance Program

The Proposal is excludable as relating to the Company's ordinary business operations because both the Proposal and Supporting Statement focus on how the Company manages its legal compliance. The Proposal requests disclosure of "incidents of non-compliance with safety and labor laws." The Supporting Statement makes it clear that these principles relate to regulatory and legal risks related to occupational health and safety violations. The Proposal also requests that the Company address these matters annually, which suggests an expectation of an ongoing program relating to these legal matters. The Proposal mentions "OHS risks directly impact worker absenteeism, turnover and performance, and also pose substantial regulatory, legal, reputational and financial risks." The Proposal also references "employee injury causes and rates," and the fact that "Pilgrim's was recently named to OSHA's Severe Violator Enforcement Program for repeated or willful OHS violations, and has been fined more than $300,000 in the last four years for OHS violations." The reference to litigation risk as well as the alleged violations of law clearly demonstrates a focus of the Proposal on the Company's legal compliance. In summary, the Proposal requests a report on how the Company identifies a certain category of legal risks, the frequency of its assessment of these legal risks and how it manages these legal risks. These references demonstrate clearly that the Proposal seeks greater oversight of the Company's legal compliance.

The Staff has consistently deemed proposals relating to a company's legal compliance program to infringe on managements' core function of overseeing business practice. In *JPMorgan Chase & Co.* (Mar. 13, 2014), for example, the Staff allowed exclusion of a proposal requesting that the board evaluate opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The company argued that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight" are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the Company's omission of the proposal, noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." See also *Raytheon Co.* (Mar. 25, 2013) (finding that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); *AES Corp.* (Jan. 9, 2007); accord, *Monsanto Company* (Nov. 3, 2005); *Sprint Nextel Corp.* (Mar. 16, 2010) (permitting exclusion of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws by its chief executive officer and noting that proposals seeking "adherence to ethical business practices and the conduct of legal compliance programs" are generally excludable under rule 14a-8(i)(7)"); *Humana Inc.* (Feb. 25, 1998) (proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct and report to shareholders the findings of its review); *General Electric Co.* (Jan. 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and *Allstate Corp.* (Feb. 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company). In each of the foregoing matters, the Staff concurred with the omission of the proposal, even if only calling for a report, on the basis that it related to the company's ordinary business operations (*i.e.*, the conduct of a legal compliance program). The Company's operations are subject to extensive health and workplace safety regulations as discussed in its Form 10-K for the fiscal year ended December 28, 2014 (the relevant pages of which are attached hereto as Exhibit B). The Company clearly views monitoring these regulatory developments as part of its ordinary business operations. Safeguarding the Company's employees against workplace incidents and complying with OSHA and similar regulations relating to the workplace is very important to the Company, but is an ordinary and day-to-day aspect of the Company's operations. Accordingly, the Proposal deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance and is excludable under Rule 14a-8(i)(7).

C. The Proposal Focuses on Matters that Relate to Workplace Practices

The Staff has deemed proposals relating to management of the company's workforce or workplace excludable under Rule 14a-8(i)(7). In *Intel Corporation* (Mar. 18, 1999), for example, the Staff allowed exclusion of a proposal seeking adoption of an "Employee Bill of Rights" which would have established various "protections" for the company's employees, including limited work-hour requirements, relaxed starting times, and a requirement that employees treat each other with professional dignity and respect. The Staff apparently concurred with Intel's argument that the Employee Bill of Rights "essentially amounted to a corporate code of conduct applicable to employees," concluding that the proposal was excludable under Rule 14a-8(i)(7) as "relating, in part, to Intel's ordinary business operations (*i.e.*, management of the workforce)."

Although the Proposal does not seek implementation of new policies as with the proposal in Intel, like Intel it does concern the Company's policies governing its workforce. The Proposal mentions workers suffer "injury and illness and face obstacles to reporting workplace safety violations" and seeks to track and report the Company's OHS current policies, performance and practices. In *United Technologies* (Feb. 9, 1993), the Staff found that proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation.

The Staff has permitted exclusion of a wide range of other proposals that seek to manage the company's workplace or regulate the "workplace environment." In *Donaldson Company, Inc.* (Sep. 13, 2006), for example, the Staff allowed exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations," on the ground that the proposal related to "management of the workforce." Similarly, in *Burlington Northern Santa Fe Corporation* (Feb. 15, 2000), the Staff permitted exclusion of a proposal calling for the formation of a committee to report on the condition of employee "trust," and more specifically the extent to which employees trust management. The proponent there argued that the company's most valuable asset - employees' trust in management of the company - was in danger. The Staff permitted exclusion of the proposal as a matter related to management of the workforce. See also *W.R. Grace & Co.* (Feb. 29, 1996) (permitting exclusion of a proposal regarding the creation of a "high performance" workplace based on policies of workplace democracy and meaningful worker participation).

In *Mattel Inc.* (Feb. 10, 2012), the Staff permitted exclusion of a proposal requiring that suppliers publish an annual report about compliance with the ICTI Code of Business Practices. The Staff noted that the ITCI Code "has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues." In that case, the company argued that the Code referenced many topics, a number of which addressed day-to-day workplace conditions. The company argued that "provisions that address lighting and ventilation, availability of medical assistance, emergency exits, availability of protective safety equipment, and safeguards on machinery ... are important, but they are ordinary and day-to-day aspects of the Company's and its suppliers' operations" and were therefore related to the Company's ordinary business operations. See also *Xerox Corp.* (avail. Feb. 29, 1996) (permitting exclusion under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), of a proposal requesting, among other things, that the company appoint a committee to review and report to shareholders on the "adherence to basic human rights and environmental standards" of its major overseas "suppliers, affiliates and subsidiaries" where the human rights principles cited included "provision of a safe and healthy workplace" and "a corporate culture that respects free expression consistent with legitimate business concerns;" *Wal-Mart Stores, Inc.* (avail. Mar. 23, 1998) (concurring with the exclusion of a proposal requesting a report on working conditions for employees of manufacturers of company products because the proposal was "directed at matters relating to the conduct of the [c]ompany's ordinary business operations (*i.e.*, primarily employment-related matters)"). Similarly, the Proposal specifically discusses the health and safety risks of Company employees, and is largely concerned with the workplace environment of the Company (citing OHS violations in the past four years). The Supporting Statement further states an annual report would "improve working conditions for employees." By encompassing employee working conditions within the scope of the risk assessment requested in the Proposal, the Proposal is comparable to those cited above and thus is excludable under Rule 14a-8(i)(7) because it relates to the Company's workplace practices relating to its employees.

D. The Proposal Does Not Focus on a Significant Social Policy Issue

A focus of the Proposal is on the financial risk associated with health and safety violations. The Proposal does not appear to be socially driven. Instead, the Supporting Statement notes that "when improperly managed, OHS risks directly impact worker absenteeism, turnover and performance, and also pose substantial regulatory, legal, reputational and financial risks." Additionally, the Supporting

Statement argues an annual report would "enable shareholders to better understand potential regulatory, legal, reputational and financial risks relating to OHS; and enhance shareholder value by improving brand reputation among consumers." These statements make clear that the Proposal relates to the potential costs to the Company of occupational health and safety risks existing in its operations - and not matters that affect the health and safety of the community or even of the workforce as a whole.

The Staff has consistently concurred that a proposal may be excluded when it focuses on ordinary business matters, even if it only touches on a significant policy issue. For instance, in *General Electric Co.* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting that the company issue a statement providing information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (*i.e.*, management of the workforce) even though the Staff had previously concluded that certain employment-related proposals are significant social issues. See also *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because the proposal requested that the report address ordinary business matters). Accordingly, the Proposal does not focus on a significant policy issue and is excludable under Rule 14a-8(i)(7).

E. The Proposal Seeks to Micro-Manage the Company's Ordinary Business Operations

In determining whether a proposal relates to ordinary business operations, the Staff considers the degree to which the proposal seeks to "micro-manage" the company. The Proposal is excludable because it seeks to "micro-manage" the Company by probing too deeply into a position to make an informed judgment.

The Proposal seeks to have the Company's board of directors issue an annual report "describing the company's present policies, practices, performance, and improvement targets related to OHS," including "employee injury causes and rates, incidents of non-compliance with safety and labor laws, remedial actions taken and measures contributing to long-term mitigation and improvements." The Proposal attempts to micro-manage the Company's ordinary business operations by attempting to dictate the manner in which the Company must "assess" these risks, and prescribes the specific topics the Company must discuss in the Proposal's report in order to comply with its guidelines. Assessing employee working conditions and ensuring compliance with local and federal regulations should be reserved for management and the board of directors. The Proposal, however, seeks to involve the Company's stockholders in these intricate business decisions.

The list of topics to be included in the report is fashioned as a directive, rather than as an example, and the board would be required to disclose the topics with specificity. The Proposal leaves no room for the Company's board of directors to exercise its discretion. The Staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it attempts to micro-manage the Company by providing specific details as to how the proposal should be implemented. For example, in *Ford Motor Co.* (Mar. 2, 2004), the proposal requested that the company publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" which included detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. The Staff concurred with the exclusion of the proposal pursuant to Rule 14a-8(i)(7), noting that the proposal related to ordinary business matters, *i.e.*, "the specific method of preparation and the specific information to be included in a highly detailed report."

Like the proposal in *Ford Motor Co.*, the Proposal not only requires a report on "present policies, practices, performance, and improvement targets related to OHS," but also dictates the specific information to be included in this highly detailed report, including the "employee injury causes and rates," the "incidents of non-compliance with safety and labor laws," the "remedial actions taken," and the "measures contributing to long-term mitigation and improvements." See also *General Electric Co.* (Jan. 25, 2012, recon. denied Apr. 16, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance).

In summary, the Proposal directs the Company's board of directors to address a list of specific topics and attempts to micro-manage the Company by providing specific details as to how the Proposal should be implemented. Accordingly, the Proposal would ask the Company's stockholders to weigh in on specific issues and practices regarding day-to-day employee health and safety that implicate the Company's business. These day-to-day, critical decisions should be reserved to management of the Company and its board, and not to stockholders who would not be in a position to make an informed judgment on such matters. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it attempts to micro-manage the Company.

CONCLUSION

The Proposal addresses numerous ordinary business matters as described above. Accordingly, for the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7). We respectfully request that the Staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at 214-978-3042 or by e-mail at crews.lott@bakermckenzie.com.

Sincerely,

W. Crews Lott

Enclosures

cc: Robert K. Silverman, Oxfam America
Nicholas White, Pilgrim's Pride Corporation
Dunham Winoto, Pilgrim's Pride Corporation

Exhibit A

Proposal, Supporting Statement and Correspondence

[See attached]

November 30, 2015

BY FAX AND OVERNIGHT DELIVERY

Pilgrim's Pride Corporation
Attn: Secretary
1770 Promontory Circle
Greeley, Colorado 80634-9038
Tel: (970) 506-8000
Fax: (302) 636-5454

Re: Shareholder Proposal for 2016 Annual Meeting

To the Secretary of Pilgrim's Pride Corporation:

Enclosed please find a proposal of Oxfam America Inc. ("Oxfam America") to be included in the proxy statement of Pilgrim's Pride Corporation (the "Company") for its 2016 annual meeting of shareholders.

Oxfam America has continuously held, for at least one year as of the date hereof, sufficient shares of the Company's common stock to meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership will be forthcoming. Oxfam America intends to continue to hold such shares through the date of the Company's 2016 annual meeting of shareholders.

Oxfam America is the lead filer for this proposal and expects to be joined by other shareholders as co-filers. Oxfam America as lead filer is authorized to negotiate on behalf of each co-filer any potential withdrawal of this proposal.

Oxfam America welcomes the opportunity to discuss the proposal with representatives of the Company.

Sincerely,

Robert K. Silverman
Senior Advisor, Private Sector Department
Oxfam America

Enclosure

cc: David L. Coombs, Esq. (Goulston & Storrs PC)
Kyle S. Crossley, Esq. (Goulston & Storrs PC)
Linh N. Lingenfelter, Esq. (Goulston & Storrs PC)

gsdocs.8557442

SHAREHOLDER PROPOSAL REGARDING

HEALTH & SAFETY REPORTING

WHEREAS:

Despite technology advances, the American poultry industry relies on roughly 250,000 workers to process 8.5 billion chickens annually. Yet, research demonstrates that poultry workers suffer elevated rates of injury and illness and face obstacles to reporting workplace safety violations. The Department of Labor reports that poultry workers suffer injuries and illnesses rates at five times, and carpal tunnel syndrome at seven times, the national average. Occupational health and safety (OHS), and the need for sustainable improvements, are significant social policy issues.

Pilgrim's was recently named to OHSA's Severe Violator Enforcement Program for repeated or willful OHS violations, and has been fined more than $300,000 in the last four years for OHS violations. With 19% U.S. market-share, Pilgrim's can lead the industry in OHS. Such improvements can be expected to make employees healthier and more satisfied and committed to the company's welfare. Conversely, when improperly managed, OHS risks directly impact worker absenteeism, turnover and performance, and also pose substantial regulatory, legal, reputational and financial risks.

Tracking and reporting OHS performance in an environmental, social and governance (ESG) report strengthens Pilgrim's ability to compete in a business environment characterized by heightened expectations for corporate accountability. In 2013, KPMG found that 71% of companies surveyed worldwide publish corporate responsibility reports. Moreover, the UN Principles for Responsible Investment, with almost 1,400 signatories and $59 trillion of assets under management, routinely uses ESG information when analyzing investment risks and opportunities. Consumers are also increasingly concerned about how their food is produced and are willing to base their purchasing on social responsibility.

Pilgrim's webpage on corporate responsibility focuses almost entirely on environmental responsibility and food safety; OHS is not mentioned. Pilgrim's has not published a full corporate responsibility report since at least 2012. By preparing annual reports on OHS performance in its processing plants, Pilgrim's would, (1) consistent with the adage that "what gets measured gets managed," strengthen its ability to improve its employees' working conditions; (2) enable shareholders to understand risks related to an adverse environment; and (3) engrain a long-term culture of dedication to responsible operations.

RESOLVED:

Shareholders request that the Board of Directors cause Pilgrim's to publish, by November 1, 2016 and annually thereafter, a report describing the company's present policies, practices, performance, and improvement targets related to OHS. Among other disclosures, the report should include employee injury causes and rates, incidents of non-compliance with safety and labor laws, remedial actions taken and measures contributing to long-term mitigation and improvements. The report should be publicly released at reasonable cost, omitting proprietary information and other information protected by privacy and other laws, and using a phased, tiered or other reasonable approach.

SUPPORTING STATEMENT:

Annual detailed reporting would: strengthen Pilgrim's ability to assess and improve working conditions for its employees and to lead the industry in addressing a significant social policy issue; enable shareholders to better understand potential regulatory, legal, reputational and financial risks relating to OHS; and enhance shareholder value by improving brand reputation among consumers.

Notification of Deficiency under Rule 14a-8

December 14, 2015

BY FEDEX OVERNIGHT, FACSIMILE AND ELECTRONIC MAIL

Oxfam America
Robert K. Silverman, Senior Adviser Private Sector Department
226 Causeway St, 5th Floor
Boston, MA 02114-2206

Phone: 800.776.9326
Fax: 617.728.2594
Email: rsilverman@oxfamamerica.org

Dear Mr. Silverman:

On December 1, 2015, we received via e-mail, a letter from you, postmarked / transmitted electronically on December 1, 2015, requesting that Pilgrim's Pride Corporation (the "Company") include your stockholder proposal (the "Proposal") in the Company's proxy materials for its 2016 annual meeting of stockholders (the "Annual Meeting").

Based on a review of our records and of the information provided by you, we have been unable to conclude that the Proposal meets the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy materials. The purpose of this notice is to bring these deficiencies to your attention and to provide you with an opportunity to correct them. The failure to correct these deficiencies within fourteen (14) days following your receipt of this letter will entitle the Company to exclude the Proposal from its proxy materials for the Annual Meeting.

In order to be eligible to include a proposal in the proxy materials for the Annual Meeting, Rule 14a-8 requires that a stockholder have continuously held at least $2,000 in market value or 1% of the Company's common stock for at least one year as of the date that the proposal is submitted.

Rule 14a-8(b)(2)(i) provides that a stockholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal, was submitted, the stockholder held the required amount of securities continuously for at least one year. You have not provided this required information to us.

We are delivering this written notice pursuant to Rule 14a-8(f)(1) to formally notify you that your submitted proposal is deficient in that it does not include a written statement from the record holder of your securities. To remedy this deficiency, you must submit proof of your continuous ownership of the minimum amount of Company securities required by Rule 14a-8(b) for the one-year period preceding and including December 1, 2015, the date that you submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the shares for at least one year. An account statement from your broker or bank will not satisfy this requirement.
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (ii) a written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

As a reminder, Staff Legal Bulletin No. 14F (SLB 14F), provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a stockholder's broker or bank is not on DTC's participant list, then that stockholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year — one from the stockholders' broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Rule 14a-8 requires you to correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date you receive this letter. Please send any correspondence to Dunham Winoto at dunham.winoto@pilgrims.com or Nick White at nicholas.white@jbssa.com.

If you adequately correct the problem within the required time frame, the Company will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, the Company reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,

By: ______________________________

Dunham Winoto, Director of Investor Relations

dunham.winoto@pilgrims.com

Email address of authorized officer

cc: Nick White, General Counsel
Cameron Bruett, Communications
Doug Schult, Human Resources
Crews Lott, Baker & McKenzie LLP

OXFAM
America

December 26, 2015

BY EMAIL AND OVERNIGHT DELIVERY

Pilgrim's Pride Corporation
Attn: Dunham Winoto, Director of Investor Relations
1770 Promontory Circle
Greeley, CO 80634-9039
Dunham.winoto@pilgrims.com

Re: Shareholder Proposal for 2016 Annual Meeting – Proof of Ownership

Dear Mr. Winoto:

Oxfam America Inc. ("Oxfam America") submitted on December 1, 2015 (the "Proposal Date") a proposal for inclusion in the proxy statement of Pilgrim's Pride Corporation (the "Company") for its 2016 annual meeting of shareholders. Oxfam America is submitting this letter to provide proof that it meets the eligibility requirements of Rule 14a-8(b)(2)(i) under the Securities Exchange Act of 1934, as amended.

Oxfam America has continuously held, for at least one year as of the Proposal Date, an aggregate of 115 shares of the Company's common stock (the "Shares"), and accordingly meets the eligibility requirements of Rule 14a-8(b)(2)(i). Oxfam America has continued to hold the Shares through the date hereof and intends to continue to hold the Shares through the date of the Company's 2016 annual meeting of shareholders.

Enclosed with this letter is documentation to prove Oxfam America's eligibility in accordance with Rule 14a-8(b)(2)(i).

Sincerely,

Robert K. Silverman
Senior Advisor, Private Sector Department
Oxfam America

Enclosure

cc: David L. Coombs, Esq. (Goulston & Storrs PC)
Kyle S. Crossley, Esq. (Goulston & Storrs PC)
Linh N. Lingenfelter, Esq. (Goulston & Storrs PC)

Fidelity Institutional

100 Crosby Parkway KC1J, Covington, KY 41015

Fidelity INVESTMENTS

December 23, 2015

Oxfam America Inc.
Activist Fund
226 Causeway St. 5th Floor
Boston, MA 02114-2155

RE: 115 Shares of Pilgrims Pride Corporation Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Please accept this letter as confirmation that National Financial Services (NFS) holds 115 shares of Pilgrims Pride Corporation (NASDAQ: PPC) for the benefit of Oxfam America, Inc. Per our records, these shares were purchased on September 15, 2014.

Certification of Beneficial Ownership

This Certification relates to the 115 shares of common stock (the "Shares") of Pilgrims Pride Corporation (the "Issuer) owned beneficially by Oxfam America, Inc. (the "Proponent".) This Certification is given in connection with the submission on December 01, 2015 (the "Proposal Submission Date") by the Proponent to the Issuer of a shareholder proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The undersigned herby certifies, as of the date set forth above, as follows.

I. The undersigned is and has been the record holder of the Shares from and including the Proposal Submission Date and through and including the date hereof.

II. The Proponent is the beneficial owner of the Shares and has owned 115 Shares continuously since at least September 15, 2014, the date in which these shares were purchased.

The undersigned acknowledges and agrees that this Certification may be delivered to the Issuer as proof of the Proponent's beneficial ownership of the Shares pursuant to Rule 14a-8.

Sincerely,

Jonathan Russo
Client Service Manager

Our file: W323710-02DEC15

For Investment Professional use only.

Exhibit B

Form 10-K Extract

[See attached]

10-K 1 ppc-20141228x10k.htm ANNUAL REPORT
Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2014

OR

¨ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File number 1-9273

PILGRIM'S PRIDE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	75-1285071
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1770 Promontory Circle, Greeley, Colorado	80634-9038
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (970) 506-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes x No ¨

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ¨ No x

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ¨

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes x No ¨

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer x	Accelerated Filer ¨
Non-accelerated Filer ¨ (Do not check if a smaller reporting company)	Smaller reporting company ¨

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ¨ No x

The aggregate market value of the Registrant's Common Stock, $0.01 par value, held by non-affiliates of the Registrant as of June 29, 2014, was $1,691,841,901. For purposes of the foregoing calculation only, all directors, executive officers and greater than 10% beneficial owners have been deemed affiliates. Number of shares of the Registrant's Common Stock outstanding as of February 11, 2015 was 259,700,145.

DOCUMENTS INCORPORATED BY REFERENCE

relative strength or weakness of the U.S. Dollar against local currencies. We believe that product customization, service and price are the most critical competitive factors for export sales.

In Mexico, where product differentiation has traditionally been limited, we believe product quality and price have been the most critical competitive factors.

Regulation and Environmental Matters

The chicken industry is subject to government regulation, particularly in the health, workplace safety and environmental areas, including provisions relating to the discharge of materials into the environment, by the Centers for Disease Control, the USDA, the Food and Drug Administration ("FDA"), the Environmental Protection Agency ("EPA") and state and local regulatory authorities in the U.S. and by similar governmental agencies in Mexico. Our chicken processing facilities in the U.S. are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the U.S. Our Mexican food processing facilities and feed mills are subject to on-site examination, inspection and regulation by a Mexican governmental agency that performs functions similar to those performed by the USDA and FDA.

Our operations are subject to extensive regulation by the EPA and other state and local authorities relating to handling and discharge of waste water, storm water, air emissions, treatment, storage and disposal of wastes, handling of hazardous substances and remediation of contaminated soil, surface water and groundwater. Our Mexican operations also are subject to extensive regulation by Mexican environmental authorities. The EPA and/or other U.S. or Mexican state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, may require capital expenditures and operating expenses which may be significant. Our operations are also subject to regulation by the EPA, Occupational Safety and Health Administration ("OSHA") and other state and local regulatory authorities regarding the treatment and disposal of agricultural and food processing wastes, the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations.

Some of our facilities have been operating for many years, and were built before current environmental, health and safety standards were imposed and/or in areas that recently have become subject to residential and commercial development pressures. We are upgrading wastewater treatment facilities at a number of our facilities, either pursuant to consent agreements with regulatory authorities or on a voluntary basis in anticipation of future permit requirements. We do not anticipate that the capital expenditures associated with these upgrades, which will be spread over a number of years, will be material.

We have from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response.

Some of our properties have been impacted by contamination from spills or other releases, and we have incurred costs to remediate such contamination. In addition, in the past we acquired businesses with operations such as pesticide and fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications. See "Item 1A. Risk Factors" for risks associated with compliance with existing or changing environmental requirement.

We anticipate increased regulation by the USDA concerning food safety, by the FDA concerning the use of medications in feed and by the EPA and various other state agencies concerning discharges to the environment. Although we do not currently anticipate that such increased regulation will have a material adverse effect upon us, new environmental, health and safety requirements that are more stringent than we anticipate, stricter interpretations of existing environmental requirements, or obligations related to the investigation or clean-up of contaminated sites may materially affect our business or operations in the future.

Restructuring Efforts

Since January 2010, we have implemented significant operational changes to reduce costs and operate more efficiently, as well as realized substantial benefits through synergies following the JBS USA acquisition. We reduced our production footprint to mitigate capacity utilization and efficiency issues created by previously enacted across-the-board production cuts. In addition, we continue to evaluate our noncore businesses, which resulted in the sale of certain noncore businesses. Exit and disposal activities